Exhibit 99.1

Toro Corp. Announces Record Date for the Proposed Spin-off of its LPG Carrier Business

Limassol, Cyprus, September 21, 2026 – Toro Corp. (NASDAQ: TORO) (“Toro,” or the “Company”), a global energy transportation services provider, announces that, in relation to the previously announced spin-off of its wholly owned subsidiary, AI OKTO CORP. (“AI OKTO”), the record date has been set to October 1, 2026 (the “Record Date”), and the Company expects to complete the distribution of AI OKTO common shares on or about October 8, 2026. In the spin-off, Toro shareholders will receive one common share of AI OKTO for every eight Toro common shares held at the close of business on the Record Date.

Additional information regarding AI OKTO and the proposed spin-off transaction may be found in AI OKTO’s registration statement on Form 20-F filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. The proposed distribution and spin-off remain subject to, among other things, the registration statement on Form 20-F being declared effective and the approval of the listing of AI OKTO’s common shares on the Nasdaq Capital Market (“Nasdaq”). There can be no assurance that the distribution or the spin-off will occur or, if they do occur, of their terms or timing. A copy of the registration statement on Form 20-F is available at www.sec.gov. The information in the filed registration statement on Form 20-F is not final and remains subject to change.

As a result of “due bill” trading procedures expected to be established by Nasdaq, Toro common shares are expected to trade with due bills from the Record Date through and including the date of the distribution of the AI OKTO common shares. Accordingly, holders of Toro common shares as of the Record Date will need to hold such shares through and including the distribution date in order to receive the AI OKTO common shares distributed in the proposed spin-off.

This would mean that holders who purchase Toro common shares during the due bill period (even if the trades are to be settled after the due bill period) will be entitled to receive the spin-off distribution with respect to those shares. Conversely, sellers who sell Toro common shares during the due bill period (even if the trades are to be settled after the due bill period) will not be entitled to the spin-off distribution with respect to those shares.

Due bills obligate a seller of securities to deliver the distribution payable on such securities to the buyer. The due-bill obligations are customarily settled between the brokers representing buyers and sellers of the securities. The Company has no obligation for either the amount of the due bill or the processing of the due bill. Buyers and sellers of Toro’s common shares should consult their brokers before trading to ensure they understand the effect of Nasdaq’s due-bill procedures.

About Toro Corp.

Toro Corp. is a global energy transportation services provider, operating a modern fleet of oceangoing vessels. The Company’s fleet comprises four MR tanker vessels and two LPG carriers transporting refined petroleum products and petrochemical gases worldwide.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “TORO.”

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Exchange Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, and include statements relating to the expectation and timing of the completion of the spin-off transaction, the transaction terms, and Nasdaq trading procedures. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include the effects of the proposed spin-off, our business strategy, expected capital spending and other plans and objectives for future operations, as well as those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 and/or our other filings with the Commission which can be obtained free of charge on the Commission’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information, please contact:

Investor Relations
Toro Corp.
Email: ir@torocorp.com